

December 8, 2023

Steven Orbuch
Chairman and Chief Executive Officer
Sculptor Diversified Real Estate Income Trust, Inc.
9 West 57th Street, 40th Floor
New York, NY 10019

> **Re:** **Sculptor Diversified Real Estate Income Trust, Inc.**
> **Amended Registration Statement on Form 10**
> **Filed August 15, 2023**
> **File No. 000-56566**

Dear Steven Orbuch:

We received your letters dated August 15, 2023 and September 13, 2023, which you provided in response to staff comments in connection with the review of your Form 10 filed July 5, 2023 and a post-effective amendment to that Form 10 filed September 13, 2023. Given your significant asset concentration due to triple-net lease arrangements with subsidiaries of Sevita as well as guarantee agreements by Sevita, we believe that the financial statements of Sevita are necessary for an adequate presentation of your financial condition. Based on the information you provided in your letters and pursuant to our authority in Rule 3-13 of Regulation S-X, we require that you amend your Form 10 to include audited financial statements of Sevita as of and for the year ended December 31, 2022. If you have any questions regarding this letter, please call me at (202) 551-3782.

Sincerely,

/s/ Jessica Barberich

Jessica Barberich
Associate Chief Accountant

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.